AB 3/3

[redacted]

10029280

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47752

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arcadia Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1314 NW Irving Street, Suite 608
(No. and Street)

Portland	Oregon	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Taylor (503) 248-9762
(Area Code - Telephone Number)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name - *if individual, state last, first, middle name)*

888 SW Fifth Avenue, Suite 800	Portland	Oregon	97204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John G. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arcadia Investment Corporation, as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

OFFICIAL SEAL
M K SOHAL
NOTARY PUBLIC-OREGON
COMMISSION NO. 407242
MY COMMISSION EXPIRES AUGUST 6, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Arcadia Investment Corporation
Portland, Oregon

We have audited the accompanying statement of financial condition of Arcadia Investment Corporation as of December 31, 2009 and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arcadia Investment Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Geffen Mesher & Company, P.C.

February 26, 2010

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

Arcadia Investment Corporation

Statement of Financial Condition

December 31, 2009

ASSETS		
Cash and cash equivalents	$	519,270
Deposit with carrying broker		150,000
Receivable from carrying broker		76,140
Investments		31,712
Equipment, net of accumulated depreciation of $124,235		13,502
Prepaid expenses and other assets		49,740
	$	840,364
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	60,228
Accrued profit sharing		109,164
		169,392
Commitments		
Shareholders' equity		
Common stock, no par value; 10,000,000 shares authorized, 20,000 shares issued and outstanding		131,404
Accumulated other comprehensive income		6,112
Retained earnings		533,456
		670,972
	$	840,364

ARCADIA INVESTMENT CORPORATION
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009

Revenues	
Commissions and other fees	$ 2,367,919
Expenses	
Employee compensation	1,254,782
Payroll taxes	52,518
Employee benefits	173,610
Commissions and floor brokerage	113,109
Communication	47,242
Depreciation	9,967
Dues and subscriptions	63,480
Insurance	14,000
Miscellaneous	4,495
Postage	2,193
Professional fees	43,520
Regulatory fees	6,467
Rent	41,169
Supplies and printing	15,549
Taxes and licenses	32,451
Travel and entertainment	44,025
	1,918,577
Income from operations	449,342
Interest income, net	4,354
Net income	$ 453,696

Arcadia Investment Corporation

Statement of Changes in Shareholders' Equity

Year Ended December 31, 2009

	Common stock, no par value; 10,000,000 shares authorized				
	Shares issued and outstanding	Amount	Accumulated other comprehensive income	Retained earnings	Total
Balances at beginning of year	20,000	$ 131,404	$ 13,936	$ 479,760	$ 625,100
Distributions				(400,000)	(400,000)
Net income				453,696	453,696
Unrealized loss on marketable securities			(7,824)		(7,824)
Total comprehensive income					445,872
Balances at end of year	20,000	$ 131,404	$ 6,112	$ 533,456	$ 670,972

See notes to financial statements

ARCADIA INVESTMENT CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities		
Net income	$	453,696
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		9,967
Change in operating assets and liabilities		
Receivable from carrying broker		11,977
Prepaid expenses and other assets	(	8,926)
Income tax receivable		15,000
Accounts payable and accrued expenses	(	26,205)
Accrued profit sharing		5,330
Net cash provided by operating activities		460,839
Cash flows used in investing activities from acquisition of equipment	(	2,460)
Cash flows used in financing activities from distributions to shareholders	(	400,000)
Net change in cash and cash equivalents		58,379
Cash and cash equivalents at beginning of year		460,891
Cash and cash equivalents at end of year	$	519,270
Supplemental disclosure of cash flow information		
Cash paid during the year for local income taxes	$	22,100

YEAR ENDED DECEMBER 31, 2009

1. Line of business and significant accounting policies

Line of business
Arcadia Investment Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a fully disclosed securities broker dealer with institutional customers throughout the United States. Operations further consist of consulting activities and advisory services for capital resources.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates based on assumptions about current and sometimes future economic and market conditions, which affect reported amounts and related disclosures in the financial statements. Although the Company's current estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future actual conditions could be different than anticipated in those estimates.

Revenue recognition
Security transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. Differences between trade date and settlement date, if any, are not significant.

Revenues from consulting activities and advisory services are recorded as fees when earned under the terms of the related agreements.

Concentrations of credit risk
The Company has cash and cash equivalents in the form of deposits which may exceed depository insurance limits. Cash and money market accounts are guaranteed by the Federal Deposit Insurance ("FDIC") up to $250,000. At December 31, 2009, the Company had $269,270 in deposit accounts which exceed depository limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant risk of loss.

Cash equivalents
Cash equivalents are funds in a money market account and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Receivable from carrying broker
Commissions receivable from clearing broker consist of commissions due on closed sales. The Company has not incurred any material credit related losses and based on historical experience, management has deemed an allowance for uncollectible accounts is not necessary.

Investments and fair value measurements
The Company accounts for its marketable equity securities in accordance with the Financial Accounting Standards Board's ("FASB") guidance on accounting for certain investments in debt and equity securities. This guidance requires certain investments in debt and equity securities to be classified as trading, available-for-sale or held-to-maturity.

1. Line of business and significant accounting policies (continued)

Investments and fair value measurements (continued)
At December 31, 2009, the Company's marketable equity securities have been categorized as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized holding gains and losses reported as a separate component of shareholders' equity. For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification. The Company uses quoted market prices in active markets for identical assets under Level 1 of FASB guidance to determine the fair value of the Company's marketable securities.

Equipment
Equipment is stated at cost. Depreciation is being provided on a straight-line method over the estimated useful lives of the related assets.

Income taxes
The Company, with the consent of its shareholders, elected to be an "S" Corporation for tax purposes. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements. The Company is responsible for paying income taxes at the city and county level.

The FASB issued guidance related to the accounting for uncertainty in income taxes. The guidance clarifies the accounting for income taxes by prescribing a minimum recognition threshold for a tax position is required to meet before being recognized. This update also provides guidance on derecognition, measurement, classification, interest and penalties, disclosure, and transition. This guidance is effective for fiscal years beginning after December 15, 2008. The Company adopted the guidance as of January 1, 2009 and it did not have a material effect on the Company's financial position or results of operations.

Subsequent events
The Company evaluated subsequent events through February 26, 2010, which is the date these financial statements were available to be issued. Events, if any, are disclosed within the notes to these financial statements.

2. Investments

Marketable equity securities include the following at December 31, 2009:

Cost	$	25,600
Gross unrealized gains		6,112
Fair value	$	31,712

3. Net capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $590,132, which was $490,132 in excess of its required net capital of $100,000. The Company's net capital ratio was .29 to 1.

YEAR ENDED DECEMBER 31, 2009

4. Commitments

Lease
The Company occupies office space under a year-to-year lease with certain shareholders. The lease requires the Company to pay for operating expenses of the office space; principally real estate taxes, insurance, repairs, maintenance, home owner's association dues and utilities. The lease is accounted for as an operating lease and minimum lease payments for 2010 total $36,000. Total rent expense including operating expenses was $41,169 in 2009.

Shareholder agreement
The Company has a shareholder agreement in effect which restricts the transfer of shares of common stock. The agreement provides the Company with the option to purchase a shareholder's interest upon termination of employment, death, disability or normal retirement for an agreed upon purchase price and with specified payment terms.

5. Employee benefit programs

The Company has a 401(k) plan covering substantially all employees who meet prescribed requirements. The employer's portion of contributions is at the discretion of the board of directors, but limited to the amount deductible for federal income tax purposes. A profit sharing contribution of approximately $109,000 was accrued for the year ended December 31, 2009.

ARCADIA INVESTMENT CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Net capital		
Total shareholders' equity	$	670,972
Less		
Nonallowable assets		
Equipment		13,502
Other assets		49,740
Other deductions		1,968
		65,210
Net capital before haircut		605,762
Haircuts, cash equivalents and investments		15,630
Net capital	$	590,132
Aggregate indebtedness		
Accounts payable and accrued expenses and other liabilities	$	169,392
Computation of basic net capital requirements		
Minimum net capital required	$	100,000
Excess net capital	$	490,132
Excess of net capital at 1,000%	$	470,132
Ratio of aggregate indebtedness to net capital		0.29 to 1

Reconciliation with Company's computation

There were no material differences between these computations and the computations included in the Company's Part IIA of Form X-17a-5 unaudited report as of December 31, 2009.

YEAR ENDED DECEMBER 31, 2009

Exemptive provisions

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Arcadia Investment Corporation
Portland, Oregon

In planning and performing our audit of the financial statements of Arcadia Investment Corporation for the year ended December 31, 2009, we considered its internal control structure over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons.

Recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2009, to meet the SEC's objectives.

This report is intended for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Steffen Mother & Company, P.C.

February 26, 2010

ARCADIA INVESTMENT CORPORATION

FORM X-17A-5 PART IIA
OF THE FOCUS REPORT OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2009

GEFFEN MESHER
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

ARCADIA INVESTMENT CORPORATION

FORM X-17A-5 PART IIA
OF THE FOCUS REPORT OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2009

ARCADIA INVESTMENT CORPORATION

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2009

Page

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

ARCADIA INVESTMENT CORPORATION

SCHEDULE OF SECURITIES INVESTOR PROTECTION TRANSITIONAL ASSESSMENT RECONCILIATION

PERIOD FROM APRIL 1, 2009 TO DECEMBER 31, 2009

Arcadia Investment Corporation

Schedule of Securities Investor Protection Transitional Assessment Reconciliation

Period from April 1, 2009 to December 31, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arcadia Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1314 NW Irving Street, Suite 608
(No. and Street)

Portland (City) Oregon (State) 97209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Taylor (503) 248-9762
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
Section
MAR 01 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name - *if individual, state last, first, middle name)*

888 SW Fifth Avenue, Suite 800 (Address) Portland (City) Oregon (State) 97204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John G. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arcadia Investment Corporation, as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

OFFICIAL SEAL
M K SOHAL
NOTARY PUBLIC-OREGON
COMMISSION NO. 407242
MY COMMISSION EXPIRES AUGUST 6, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors
Arcadia Investment Corporation
Portland, Oregon

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation assessments and payments of Arcadia Investment Corporation, for the period from April 1, 2009 to December 31, 2009, which were agreed to by Arcadia Investment Corporation and the Securities and Exchange Commission, Financial Industry Regulation Authority and SIPC, solely to assist you and other specified parties, in evaluating Arcadia Investment Corporation's compliance with the applicable instructions of the Transitional Assessment reconciliation (Form SIPC-7T). Management is responsible for Arcadia's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the party specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purposes.

The procedures that we performed are as follows:

(1) Compared the listed assessment payments in Form SPIC-7T with respective cash disbursement records entries, noting no differences.

(2) Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T), noting no differences.

(3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

(4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Geffen Mesher & Company, P.C.

February 26, 2010

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

An independent member of DFK International

SIPC-7T (27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T (27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047752 FINRA DEC
Arcadia Investment Corporation
1314 NW Irving Street, Suite 608
Portland, Oregon 97209-2726

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Zachary Gordon (503) 248-9762

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,124.81

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (1,340.13)
12-31-08; 7-23-09
Date Paid

C. Assessment balance due 2,784.58

D. Interest computed on late payment (see instruction E) for______days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) $ 2,784.68

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 2,784.68

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Arcadia Investment Corporation
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Zachary Gordon, Chief Executive Officer
(Title)

Dated the 23 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,729,057
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-0-
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	79,133
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	79,133
2d. SIPC Net Operating Revenues	$ 1,549,924
2e. General Assessment @ .0025	$ 4,124.81
	(to page 1 but not less than $150 minimum)